Exhibit (a)(1)(F)

Frequently Asked Questions for the
Offer to Purchase Interests in
Life Partners Position Holder Trust and
Life Partners IRA Holders Partnership, LLC

Why did you receive materials from CFunds Life Settlement, LLC?

You received materials because you hold an interest in the Life Partners Position Holder Trust, referred to as the Trust, and/or Life Partners IRA Holder Partnership, LLC, referred to as the Partnership.

CFunds Life Settlement, LLC, a Delaware limited liability company, referred to as the Offeror, is participating in tender offers to acquire interests in the Trust, which are referred to as Trust Interests, and interests in the Partnership, which are referred to as Partnership Interests. Together, they are referred to as the Interests.

What is the Offer?

The Offer refers to both the offer to purchase the Trust Interests and the offer to purchase the Partnership Interests. While for convenience we refer to the offer to purchase the Trust Interests and the offer to purchase the Partnership Interests together as constituting the Offer, the two offers are separate. Each offer is subject to a separate maximum number of Interests that the Offeror is offering to purchase, and each will be separately prorated if it is oversubscribed, without regard to subscriptions tendered in the other offer. The two offers are, however, conditioned on one another. We will not close one without closing the other at the same time. Also, we will not extend one of the offers unless both are extended.

The Offer is only for the Interests received from the bankruptcy court specifically for polices you elected to contribute to the Trust or the Partnership. The Offer is not based on the amount you invested nor is it for policies you continue to pay premiums on.

Who is offering to buy my Interests in the Offer?

Offeror was formed for the purpose of acquiring the Interests. Offeror is a wholly owned subsidiary of Contrarian Funds, L.L.C., a Delaware limited liability company (referred to as the “Parent”) and Contrarian Capital Management, L.L.C. (referred to as “CCM”), a Delaware limited liability company, is the non-member manager of Parent. As of September 30, 2020, CCM had in excess of $4.0 billion of assets under management, including assets of Parent and other investment funds managed by CCM.

The Offeror, CCM, Parent and their affiliates currently own 25,021,449 Trust Interests and 27,565,352 Partnership Interests that were primarily acquired as a result of the Life Partners Holdings, Inc. bankruptcy and prior tender offers that were undertaken by Offeror and an unaffiliated third party, Life Settlement Liquidity Option, LLC, that expired on January 25, 2019.

Why are you making the Offer?

We are making the Offer because we believe that the Interests are an attractive long term investment. There is no trading market for the Interests and, according to the disclosures made by the Trust and Partnership, none is expected to develop. The Offer will provide liquidity to those holders of Interests desiring to sell, while giving us an opportunity to invest in the Interests, which we currently intend to hold as a long term investment.

How many Interests are you seeking in the Offer?

We seek to purchase up to 71,635,237 in the aggregate of Trust Interests and up to 106,936,191 in the aggregate of Partnership Interests that are tendered in the Offer. This Offer is not conditioned on any minimum number of Interests being tendered.

How much are you offering to pay and what will be the form of payment?

We are offering to pay you $0.14 for each Trust Interest and for each Partnership Interest that is tendered in the Offer. However, we may deduct from the purchase price any withholding taxes and the amount of any dividends, distributions and other remittances paid by the Trust or the Partnership, as applicable, based upon a record date occurring from the date of this Offer to Purchase until the date and time the Trust Interests and the Partnership Interests are accepted by us for payment, subject to applicable law. For the avoidance of doubt, no deduction to the offer price of $0.14 shall be made on account of any cash distribution declared by the Trust or the Partnership prior to October 28, 2020 (the date of commencement of this Offer including the distributions declared by the Trust and the Partnership on November 1, 2019 and June 24, 2020, which are described below.

In addition, if there are any liens on your Interests or you owe any premiums, fees or catchup payments to the Trust or Partnership, or any of their respective agents, in respect of any of your tendered Interests, we will deduct from the purchase price an amount to pay and discharge such liens or premiums, fees, and catch-up payments that you may owe in respect of any of the Interests you tender.

If you own any portion of your investment through your IRA, under IRS regulations you are required to have an independent custodian hold the investment on your behalf. Most IRA custodians charge fees to take any action with respect to your investment and may charge a fee to facilitate the tender of your Interests into the Offer. You are strongly encouraged to consult your IRA custodian before tendering your Interests into the Offer to understand the amount of fees, if any, that may be charged to you by your IRA custodian.

See below —“Why will deductions be made to discharge liens or pay premiums, fees or catch-up payments?”.

We will pay the purchase price for the Interests we purchase in cash. Payment will be made promptly following expiration of the Offer, in accordance with applicable law. We will not pay interest on the purchase price, even if there is a delay in making payment.

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Why will deductions be made to discharge liens or pay premiums, fees or catch-up payments?

If there are any liens on your Interests or you owe the Trust or the Partnership, or any of their respective agents, premiums, fees or catch-up payments, the Trust or the Partnership has the right to collect these payments from the distributions on the Interests that you own that may be made in the future. Unless these obligations are discharged, you will not be able to tender your Interests free and clear of any liens or encumbrances as we are requiring, and the Interests we are acquiring would be subject to deductions from distributions that we may receive in the future. Accordingly, if there are liens on your Interests or you owe any such premiums, fees or catch-up payments, we intend to discharge those liens and obligations upon the consummation of the Offer by paying to the Trust or the Partnership, as the case may be, the amounts that you owe out of the purchase price payment that would otherwise be made to you. If this is applicable to you, by tendering your Interests, you are authorizing and directing Offeror to apply the requisite portion of the purchase price for the tendered Interests to the payment and discharge of such liens, premiums, fees or catchup payments on your behalf. Any such amounts paid to discharge your obligations to the Trust or the Partnership will be deemed to have been paid to you in the Offer as part of the purchase price for your Interests.

Will I have to pay brokerage commissions if I tender my Interests?

No. You will not have to pay brokerage commissions or similar expenses. However, if you own any portion of your investment through your IRA, under IRS regulations you are required to have an independent custodian hold the investment on your behalf. Most IRA custodians charge fees to take any action with respect to your investment and may charge a fee to facilitate the tender of your Interests into the Offer. You are strongly encouraged to consult your IRA custodian before tendering your Interests into the Offer to understand the amount of fees, if any, that may be charged to you by your IRA custodian.

What happens if holders of Interests tender more Interests than you are willing to buy?

We are offering to purchase up to 71,635,237 in the aggregate of Trust Interests and up to 106,936,191 in the aggregate of Partnership Interests. Under applicable rules of the Securities and Exchange Commission (referred to as the “SEC”), if holders of Interests tender more than 71,635,237 Trust Interests or more than 106,936,191 Partnership Interests, we may purchase up to an additional 2% of the outstanding Trust Interests and/or 2% of the outstanding Partnership Interests, respectively, without extending the Offer. Also, we may amend the Offer to purchase more Trust Interests or Partnership Interests, and extend the Offer as required by the rules of the SEC.

If holders of Trust Interests tender more than the number of Trust Interests that we are willing to buy, we will purchase the Trust Interests on a pro rata basis. Similarly, if holders of Partnership Interests tender more than the number of Partnership Interests that we are willing to buy, we will purchase the Partnership Interests on a pro rata basis. This means that we will purchase from you the number of Interests calculated by multiplying the number of Interests you properly tendered by a proration factor.

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The proration factor will be calculated separately for the Trust Interests and for the Partnership Interests. In each case, the pro ration factor will equal the number of Interests we are willing to buy divided by the total number of Interests properly tendered by all holders of Trust Interests or Partnership Interests, as applicable. For example, assuming the number of Interests we agree to buy remains unchanged at 71,635,237 Trust Interests and 106,936,191 Partnership Interests, and 143,270,474 Trust Interests and 213,872,382 Partnership Interests are tendered, we will purchase 50% of the number of Trust Interests and 50% of the number of Partnership Interests that you tender.

If you prorate, when will I know how many Trust Interests and Partnership Interests will actually be purchased?

If proration of tendered Interests is required, we do not expect to announce the final results of proration or pay for any Trust Interests or Partnership Interests until at least five (5) trading days after the expiration date of the Offer. This is because we may not know the precise number of Trust Interests and Partnership Interests properly tendered until all supporting documentation for those tenders are reviewed. Preliminary results of proration will be announced by press release as promptly as practicable following the expiration date of the Offer.

Do you have the financial resources to make payment?

Yes. If 71,635,237 of Trust Interests and 106,936,191 of Partnership Interests are tendered in the Offer, Parent has committed in immediately available funds an amount sufficient to pay the purchase price for the Interests and to pay the expenses of the Offer. We expect to fund these costs from capital available to Parent via commitments from investors. The Offer is not subject to any financing condition.

How long do I have to tender my Interests?

You may tender your Interests until the Offer expires. The Offer was extended from its initial expiration date of 5:00 p.m., New York City time, on Monday, December 7, 2020 to 5:00 p.m., New York City time, on Monday, December 14, 2020. The Offer will expire at 5:00 p.m., New York City time, on Monday, December 14, 2020, unless we extend it further.

Can the Offer be extended and under what circumstances?

Yes. The Offer has been extended from its initial expiration date of December 7, 2020 to December 14, 2020. We may elect to extend the Offer further for any reason, although holders of Interests should not assume that we will necessarily do so. However, we will not extend the Offer past December 31, 2020.

How will I be notified if the Offer is extended?

If we extend the Offer, we will make a public announcement of the extension and the new expiration time. The announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

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What are the most important conditions to the Offer?

Our obligation to accept and pay for your tendered Interests depends upon the conditions set forth in Section 12 — “Conditions to the Offer” (any of which may be waived by us) in the Offer to Purchase, including but not limited to:

•	if we determine, in our reasonable discretion, that the Trust or the Partnership will not accept or be able to register the assignment of the Interests accepted for payment in the Offer to the name of Offeror or its affiliate;
•	the threat or existence of litigation that seeks to challenge or delay the Offer or that adversely affects the Offer or our ability to exercise ownership rights with respect to the Interests;
•	the existence of any law limiting our ability to consummate the Offer;
•	a general suspension of trading in securities on any national securities exchange or in the over-the-counter markets in the United States;
•	the declaration of a banking moratorium or any suspension of payments in respect of our bank or other banks in the United States, whether or not mandatory; or
•	any natural disaster or the commencement or escalation, on or after October 28, 2020, of war, armed hostilities or other international or national calamity, including, but not limited to, any outbreak of a pandemic or contagious disease or an act of terrorism, directly or indirectly involving the United States (including the COVID-19 pandemic, to the extent that there is any material adverse development related thereto on or after October 28, 2020, such as any significant slowdown in economic growth, or any significant new precautionary or emergency measures, recommendations or orders taken or issued by any governmental authority or person in response to the COVID-19 pandemic which in our reasonable judgment is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer);

Also, we will only close each of the offer to purchase the Trust Interests and the offer to purchase the Partnership Interests if we close both. So, for example, if the conditions to the Offer are satisfied with respect to the Trust Interests but not with respect to the Partnership Interests, we will not close either of the offers.

How do I tender my Interests?

You may tender your Interests using a physical Assignment Form and IRS Form W-9 (or other appropriate tax form) by mailing, delivering or faxing the appropriate Assignment Form and IRS Form W-9 (or other appropriate tax form) to the Depositary, or by emailing the appropriate Assignment Form and IRS Form W-9 (or other appropriate tax form) to the Offeror or Sanford Scott & Company, who will forward such documentation to the Depositary.

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In either case, to tender your Interests using an Assignment Form, you should complete and deliver the appropriate Assignment Form and IRS Form W-9 (or other appropriate tax form), attached to this Offer to Purchase, prior to the expiration of the Offer. The WHITE Assignment Form labeled Position Holder Trust Interests should be used to tender the Trust Interests, and the YELLOW Assignment Form labeled IRA Partnership Interests should be used to tender the Partnership Interests. If you hold and wish to tender both your Trust Interests and your Partnership Interests, you must complete a separate Assignment Form and IRS Form W-9 (or other appropriate tax form) for each. The appropriate Assignment Form and IRS Form W-9 (or other appropriate tax form) must be received by the Depositary for the Offer no later than the expiration time of the Offer.

The address for delivery of the Assignment Forms and the IRS Form W-9 (or other appropriate tax form) and any other required documents is:

If delivering by mail, hand, overnight or courier to the Depositary:

Continental Stock Transfer & Trust Company

Attn: Corporate Actions

1 State Street, 30th Floor

New York, New York 10004

You may also deliver your Assignment Forms and IRS Form W-9 (or other appropriate tax form) by fax to the Depositary, as follows:

If delivering by fax to the Depositary:

Continental Stock Transfer & Trust Company

Reference: Life Partners Tender Offer

Fax No.: (212) 616-7610

The Assignment Forms and IRS Form W-9 (or other appropriate tax form) may also be emailed to the Offeror, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com or Sanford Scott & Company, as follows: at Mike Knowles at mbk@asmcapital.com or Seth Moskowitz at scm@asmcapital.com, who will then forward such documentation to the Depositary.

You may also deliver your Assignment Forms and IRS Form W-9 (or other appropriate tax form) to the Depositary via a secure website. Please type the following URL into your internet browser to access the upload area: https://cstt.citrixdata.com/r-re8715e7bcef4efd8. Note, when providing your information, we cannot accept “automated Word font signatures” and if using an electronic utility to gather a signature (such as Docusign) we will need the certificate of completion, as well. Additionally, in order to avoid processing delays, kindly label your documents with your name and date.

If you are signing the Assignment Form in a representative capacity, you will also be required to furnish proof of your authority. For example, if you are signing as an officer of a corporation, you should submit an officer’s certificate to evidence your authority. If you are signing as a trustee of a trust, you should submit a certificate of incumbency. Also, you should note that only the IRA custodian, and not the beneficiary, can execute an Assignment Form on behalf of an individual retirement account.

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Are there any special provisions applicable to Interests held in an individual retirement account (IRA)?

Yes. Only the IRA custodian can execute an Assignment Form on behalf of an individual retirement account. Execution by the beneficiary will not be valid. Also, checks for the purchase price of tendered interests held in an individual retirement account can only be mailed to the IRA custodian. If you are the beneficiary of an IRA and you believe the Trust or the Partnership may not have an accurate address for your IRA custodian, you should contact Offeror’s representatives, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or call (800) 266-3810. You may also contact the representatives of Sanford Scott & Company, as follows: Mike Knowles at mbk@asmcapital.com, or call (516) 422-7101, or Seth Moskowitz at scm@asmcapital.com, or call (516) 422-7111.

If you own any portion of your investment through your IRA, under IRS regulations you are required to have an independent custodian hold the investment on your behalf. Most IRA custodians charge fees to take any action with respect to your investment and may charge a fee to facilitate the tender of your Interests into the Offer. You are strongly encouraged to consult your IRA custodian before tendering your Interests into the Offer to understand the amount of fees, if any, that may be charged to you by your IRA custodian.

Am I required to physically deliver my Interests?

No. The Trust Interests are recorded in book entry form on a register of the Trust maintained by Magna Servicing, LLC, which currently serves as Servicer for each of the Trust and the Partnership. Offeror understands that NorthStar Life Services, LLC will replace Magna Servicing, LLC as Servicer for each of the Trust and the Partnership commencing November 1, 2020. The Partnership Interests are recorded in book entry form on a register of the Partnership maintained by the Servicer for this purpose. Accordingly, there are no certificates or other physical or electronic indicia of ownership of the Interests that tendering holders are required to deliver to the Depositary. However, by delivering to the Depositary the applicable Assignment Form, IRS Form W-9 (or other appropriate tax form), and any other required documents, you will be deemed to have tendered your Interests for purposes of the Offer, and your tender may only be withdrawn as provided in Section 3 — “Withdrawal Rights” of the Offer to Purchase.

What are the consequences if the Trust or the Partnership makes a distribution on the Interests with a record date after the date of the Offer?

If the Trust or Partnership pays a dividend or makes a distribution or other remittance with respect to the Interests based on a record date occurring after the date of the Offer to Purchase until the date and time the Interests are accepted for payment by us, the purchase price per Interest in the Offer may be reduced by the cash paid per Interest, or if the dividend, distribution or other remittance consists of non-cash consideration, the purchase price per Interest may be reduced by the fair market value per Interest of the non-cash consideration, as determined by us in our reasonable discretion.

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In addition, by tendering your Interests, you agree to assign to us all your rights to receive dividends, distributions and other remittances from the Trust or the Partnership, respectively, with respect to the tendered Interests with a record date from and after the time of acceptance of the Interests for payment pursuant to the Offer, even if the assignment of the Interests to us has not at the time been recorded on the register of ownership maintained on behalf of the Trust or the Partnership, as applicable, for this purpose.

Until what time can I withdraw previously tendered Interests?

You can withdraw Interests at any time before the expiration date of the Offer. You may also withdraw tendered Interests after the expiration date of the Offer if such Interests have not been accepted for payment by December 27, 2020.

How do I withdraw previously tendered Interests?

To withdraw Interests, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Interests at the address specified on the back page of this Offer to Purchase. The notice of withdrawal must specify the name of the person holding the Interests to be withdrawn and the type and number of Interests to be withdrawn.

If I decide not to tender, how will the Offer affect me?

If you decide not to tender your Interests, you will be unaffected by the Offer. You will still own the same amount of Interests, and the number of your Interests outstanding will not change.

Do I have appraisal or dissenter’s rights?

There are no appraisal or dissenter’s rights available in connection with the Offer.

What does the trustee of the Trust and manager of the Partnership think of the Offer?

Mr. Michael Quilling is the trustee of the Trust and the manager of the Partnership. In that capacity, Mr. Quilling is required by law to communicate the views of the Trust and the Partnership regarding the Offer to holders of Interests no later than ten (10) business days from the date the Offer is commenced. Before you decide to accept or reject the Offer, you should read the Solicitation/Recommendation Statement on Schedule 14D-9 of the Trust and the Partnership in its entirety when it becomes available.

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What is the market value of my Interests as of a recent date?

Offeror understands that there is no trading market for the Interests, which are not listed on any securities exchange or quoted on any trading platform. Accordingly, we are unable to provide any information on the market value of the Interests. However, in connection with the Prior Offer that expired on January 25, 2019, we paid $0.16 per Interest tendered. Since then, the Trust and the Partnership have made two distributions totaling approximately $0.04 per interest. The Trustee and Manager have also redeemed Interests of all holders with fewer than 4,000 of such Interests, all holders outside the United States and Canada, and one other holder with special circumstances at a cash price of $0.19 per Interest, as of the record date of September 28, 2020. The Trustee and Manager also redeemed Interests from all holders who own 1,000 or less of the Interests at a price of $0.18 per Interest, as of the record date of June 8, 2020. Unlike the Trust and Partnership, the Offeror has no restrictions on the amount of Interests that can be tendered by any individual holder (other than as described in Section 1 — “Terms of the Offer; Proration” in the Offer to Purchase).

The offer price of $0.14 per Interest represents a discount of approximately 26.3% from the net asset value of $0.19 per Interest on June 30, 2020, as disclosed in the Trust and Partnership’s last quarterly report on Form 10-Q filed with the SEC on August 13, 2020. The offer price takes into account, in our opinion, the many years it will take for the Trust to liquidate its assets and distribute the proceeds to its investors. According to the Trust’s public filings, the Trust was originally anticipated to terminate by December 2026, but the Bankruptcy Court can extend its life no more than four times, with each extension not exceeding five years, or potentially an additional 20 years. While the Partnership does not have an established termination date, the Partnership has disclosed in its public filings that it expects to be wound down by the Trustee as Manager when the liquidation of the Trust is complete.

Do you need to tender all of your Interests?

No. The Assignment Forms allow you to specify the number of Interests that you wish to tender. If you submit an Assignment Form without specifying the number of Interests you are tendering, you will be deemed to have tendered all your Interests of the particular type in the Offer.

What are the U.S. federal income tax consequences of tendering Interests in the Offer?

Your receipt of cash for Interests properly tendered in the Offer will be a taxable transaction for U.S. federal income tax purposes for taxable U.S. investors. Generally, you will recognize gain or loss in an amount equal to the difference between the cash that you receive in the Offer and your adjusted tax basis in the Interests that you surrender in the Offer. That gain or loss will be a capital gain or loss if the Interests are capital assets in your hands and if you meet certain additional requirements. Any capital gain or loss generally will be long-term capital gain or loss if you have held the Interests for more than one year at the time the Offer is completed. The tax consequences that the Offer will have on you may vary depending on your particular circumstances. For a summary of the federal income tax consequences of the Offer, see Section 5 — “U.S. Federal Income Tax Consequences” in the Offer to Purchase. We recommend that you consult with your own tax advisor regarding the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to your particular situation.

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Who can I talk to if I have questions about the Offer?

If you have any questions regarding the Offer, please contact Offeror’s representatives, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or call (800) 266-3810.

You may also contact the representatives of Sanford Scott & Company, as follows: Mike Knowles at mbk@asmcapital.com, or call (516) 422-7101, or Seth Moskowitz at scm@asmcapital.com, or call (516) 422-7111.

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